

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2019

Michael Piper
Chief Financial Officer
Liberty Tax, Inc.
1716 Corporate Landing Parkway
Virginia Beach, VA 23454

      Re: Liberty Tax, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed August 1, 2019
          File No. 001-35588

Dear Mr. Piper:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Information Technologies
                         and Services

cc: David Ghegan, Esq